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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                             Form 20-F X  Form 40-F
                                      ---           ----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                               Yes         No  X
                                  ---         ---

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                                Yes        No X
                                   ---       ---

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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ENDESA to Save EUR 24 Million Per Year as a Result of Reorganization
of Its Information Technology and Telecommunications Systems

    NEW YORK--(BUSINESS WIRE)--March 26, 2004--

    -- ENDESA concludes this restructuring process with an strategic alliance with four leading software providers

    -- The savings in information technology and telecommunications systems will amount to EUR 150 million in six years.

    ENDESA (NYSE: ELE) announces it will save EUR 24 million per year as a result of its Information Technology and Telecommunications Strategic Plan. The Plan aims at reaching a higher efficiency level and maximize service quality while reducing operating costs.
    The Plan was organized in three steps: The first was to improve technology operation and infrastructure outsourcing. For this purpose ENDESA signed in November, 2003 a 7-year contract with IBM, that will imply savings of EUR 83 million during the life of the contract or EUR 11,8 million per year.
    The second was to select a strategic corporate telecommunications provider, for which ENDESA signed a EUR 17 million contract with Auna that will represent costs savings of EUR 2 million.
    Finally, the third has just been concluded with the reorganization and consolidation of the company's Software Factory model and a strategic alliance with four leading software providers: Accenture, for the Commercial Systems; Cap Gemini for the Distribution systems; Indra, for the Generation and Power Market systems; and IBM for the Internal Management Systems. ENDESA will sign 5-year contracts with these providers that will save EUR 52 million during the life of the contracts or EUR 10,4 million per year.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ENDESA, S.A.

Dated: March 26, 2004        By: /s/ David Raya
                                --------------------------------------
                             Name: David Raya
                             Title: Manager of North America Investor Relations